Filed by GCM Grosvenor Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Finance Acquisition Corp.

Commission File No.: 001-38759

CF Finance Acquisition Corp. Announces that GCM Grosvenor Raises its 2020 Adjusted EBITDA and Adjusted Net Income Guidance; Announces Special Meeting of CF Finance Acquisition Corp. Stockholders and Post-Closing Board of Directors

CF Finance Sets Special Meeting of Stockholders to Vote on Pending Business Combination with GCM Grosvenor for November 3, 2020

NEW YORK, NY October 23, 2020 – CF Finance Acquisition Corp. (“CFAC” or the “Company”) (NASDAQ: CFFA) announced today that GCM Grosvenor, a global alternative asset management firm with which CFAC has entered into an agreement in connection with its initial business combination, raised the range of its 2020 Adjusted EBITDA guidance (previously $100.4 million) by 16 - 18% up to $116-$118 million, and raised the range of its 2020 Adjusted pre-tax net income guidance (previously $77.5 million) by 16 - 19% up to $90 -$92 million.

In addition, GCM Grosvenor’s Fee-Paying Assets Under Management (“FPAUM”) increased approximately 1% from the prior quarter to approximately $49.9 billion and Contracted Not Yet FPAUM of GCM Grosvenor increased approximately 19% from the prior quarter to $6.6 billion. Continued positive investment performance resulted in approximately $14.9 million of unrealized, accrued annual performance fees for GCM Grosvenor as of September 30, 2020 that are eligible to be realized in 2020.

CFAC also updated GCM Grosvenor’s previously announced forecast in accordance with the following revised schedule and also provided guidance that it expects Adjusted Fee-Related Earnings for 2020 to be $89 - 91 million.

	Previously Announced 2020 Forecast	Revised 2020 Forecast Range
Fee-paying AUM	$51.1 billion	$50 - 52 billion
Management fees[1]	$302.9 million	$300 - 303 million
Net incentive fees attributable to GCM Grosvenor	$12.5 million	$23 - 25 million
Net fees attributable to GCM Grosvenor[2]	$321.0 million	$330 - 333 million
Adjusted EBITDA	$100.4 million	$116 - 118 million
Adjusted pre-tax net income	$77.5 million	$90 - 92 million
Adjusted net income[3]	$76.9 million	$88 - 90 million

1.	Excludes fund reimbursement revenue
2.	Excludes revenue related to Mosaic non-controlling interest (“NCI”)
3.	Adjusted net income is not pro forma for the proposed business combination between GCM Grosvenor and CFAC

In addition, CFAC announced that a special meeting of its stockholders will occur on November 3, 2020 to approve the proposed business combination between CFAC and GCM Grosvenor. The announcement follows the Securities and Exchange Commission’s declaration of effectiveness of GCM Grosvenor’s registration statement. In addition to approval by the stockholders of CFAC, consummation of the business combination remains subject to customary closing conditions, including approval by applicable foreign regulatory authorities. Upon completion of the business combination, GCM Grosvenor will be listed on the NASDAQ exchange under the ticker “GCMG.”

CFAC also announced the members of GCM Grosvenor’s Board of Directors, who will assume their positions with GCM Grosvenor upon completion of the business combination. The members of GCM Grosvenor’s newly constituted Board of Directors will include Angela Blanton, Dr. Francesca Cornelli, Stephen Malkin, Blythe Masters and Samuel Scott III. These individuals will join Michael Sacks, Chairman and CEO of GCM Grosvenor, and Jon Levin, GCM Grosvenor’s President, on the post-transaction Board.

“We believe that good governance is critically important to our ability to drive value for our clients and shareholders,” said Mr. Sacks. “I am excited about the range of experience and expertise that these individuals will bring to our Board as they help guide the continued evolution of our organization.”

•	Angela Blanton has served as Carnegie Mellon University’s vice president for Finance and chief financial officer since 2017 after serving as interim vice president and chief financial officer in 2016. Ms. Blanton has over 20 years of experience spanning finance, project management and engineering disciplines within the higher education, financial services and manufacturing industries. Prior to joining Carnegie Mellon, Ms. Blanton was chief financial officer for PNC Investments Brokerage from February 2015 to December 2015. Ms. Blanton serves on the boards of Pittsburgh Public Theater, where she serves as the Chair of the Education and Community Engagement Committee, Leadership Pittsburgh Inc., Family House, Pittsburgh Women’s Alliance and Strong Women Strong Girls. Ms. Blanton received a Bachelor of Science in electrical engineering from the University of Michigan and her MBA from the Tepper School of Business at Carnegie Mellon University.
•	Dr. Francesca Cornelli is the dean of Northwestern University’s Kellogg School of Management, a position she has held since August 1, 2019. She is also a professor of finance and holds the Donald P. Jacobs Chair in Finance. Prior to that, she was a professor of finance and deputy dean at London Business School from 1994 to 2019. Dr. Cornelli’s research interests include corporate governance, private equity, privatization, bankruptcy, IPOs and innovation policy. She has been an editor of the Review of Financial Studies and previously served on the board of editors of the Review of Economic Studies and as an associate editor at the Journal of Finance. She is a research fellow at the Center for Economic and Policy Research, and previously served as a director of the American Finance Association. Dr. Cornelli has previously taught at the Wharton School of the University of Pennsylvania, the Fuqua School of Business at Duke University, The London School of Economics, the Indian School of Business in Hyderabad and the New Economic School in Moscow. She has also served as an independent board member of several global corporations, including Banca Intesa SanPaolo from 2016 to 2019, Telecom Italia from 2014 to 2018, American Finance Association from 2013 to 2016, and Swiss Re International and Swiss Re Holdings from 2013 to 2019. In January 2016 she helped create and became a board member of AFFECT, a committee of the American Finance Association designed to promote the advancement of women academics in the field of finance.

•	Stephen Malkin is the President of Ranger Capital Corporation, a position he has held continuously since departing from his position as a senior executive of GCM Grosvenor in 2005. Mr. Malkin was associated with GCM Grosvenor from 1992 through 2005, during most of which time he served on GCM Grosvenor’s Management Committee and shared management responsibilities with Mr. Sacks. Mr. Malkin was also a member of GCM Grosvenor’s Absolute Return Strategies Investment Committee and shared responsibility for portfolio management as well as the evaluation, selection, and monitoring of various Absolute Return Strategies investments. Prior to his role with GCM Grosvenor, from 1988 through 1991, Mr. Malkin worked in various management positions for JMB Realty Corporation, focusing on non-real estate corporate acquisition opportunities. From 1983 to 1986, Mr. Malkin was an analyst with Salomon Brothers Inc in Chicago and Tokyo. He received a B.B.A. from the University of Michigan and an M.B.A. in Finance from the Wharton School of the University of Pennsylvania.
•	Blythe Masters is an experienced financial services and technology executive and currently an Industry Partner at the private equity and venture capital firm Motive Partners. From March 2015 until December 2018, she was the chief executive officer of Digital Asset. Ms. Masters was previously a senior executive at J.P. Morgan, which she left in 2014 following the sale of the physical commodities business that she built. Ms. Masters was a member of the Corporate & Investment Bank Operating Committee and the firm’s Executive Committee. Positions at J.P. Morgan included Head of Global Commodities, Head of Corporate & Investment Bank Regulatory Affairs, CFO of the Investment Bank, Head of Global Credit Portfolio and Credit Policy & Strategy, Head of North American Structured Credit Products, Co-Head of Asset Backed Securitization and Head of Global Credit Derivatives Marketing. Ms. Masters has held a number of board positions throughout her career. She currently serves on the boards of directors of Phunware, Inc., including its audit committee, and of AP Moeller Maersk, including its technology and innovation committee. She previously served on the board of directors of Santander Consumer USA Holdings from June 2015 to July 2016. She is the former chairperson of the Global Financial Markets Association (GFMA), having served on this board from 2009 to 2014, and served as chairperson on the board of the Securities Industry and Financial Markets Association from 2004 to 2014. From 2013 to 2019, Ms. Masters was a board member of the Breast Cancer Research Foundation and has served on the board of the Global Fund for Women since 2013. She is also the former chairperson of the Greater New York City affiliate of Susan G. Komen where she served on the board from 2006 to 2012. Ms. Masters has a B.A. in economics from the University of Cambridge.
•	Samuel C. Scott III has served on the board of directors of BNY Mellon since 2003, where he currently serves as a member of its Audit Committee, its Human Resources and Compensation Committee and is the chairperson of its Corporate Governance, Nominating & Social Responsibility Committee. Prior to his retirement in 2009, Mr. Scott served as Chairman, since 2001, Chief Executive Officer, since 2001, and President and Chief Operating Officer, since 1997, of Corn Products International, Inc., a leading global ingredients solutions provider now known as Ingredion Incorporated. In addition to his public board service, Mr. Scott also serves on the board of The Chicago Council on Global Affairs, the Board of Trustees of the Ringling College of Art and Design, the board of the Northwestern Medical Group and the board of the American Business Immigration Coalition. Mr. Scott served on the board of Motorola Solutions, Inc. from 1993 until 2019 and was its lead director from 2015 to 2019. Mr. Scott also served on the board of Abbott Laboratories from 2007 until 2020. Mr. Scott received both a Bachelor of Science degree and a Master in Business Administration degree from Fairleigh Dickinson University.

About CF Finance Acquisition Corp.

CF Finance Acquisition Corp. is a public investment vehicle formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CFAC is led by its Chairman and Chief Executive Officer, Howard W. Lutnick, who is also the Chairman and Chief Executive Officer of Cantor Fitzgerald. CFAC’s securities are traded on the Nasdaq Capital Market under the ticker symbols CFFA, CFFAW and CFFAU.

About GCM Grosvenor

GCM Grosvenor is a global alternative asset management solutions provider across private equity, infrastructure, real estate, credit, and absolute return investment strategies. The firm is in its 50th year of operation and is dedicated to delivering value for clients in the growing alternative investment asset classes.

GCM Grosvenor’s experienced team of 485 professionals serves a global client base of institutional and high net worth investors. The firm is headquartered in Chicago, with offices in New York, Los Angeles, London, Tokyo, Hong Kong, and Seoul.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between GCM Grosvenor and CFAC, the anticipated timing of such transaction and GCM Grosvenor’s outlook for 2020. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CFAC’s securities, (ii) the risk that the transaction may not be completed by CFAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CFAC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of CFAC, the satisfaction of the minimum trust account amount following redemptions by CFAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction, (v) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (vi) the impact of the ongoing COVID-19 pandemic and (vii) the risk of downturns in the highly competitive asset management industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the joint prospectus/proxy statement included in the registration statement on Form S-4 discussed below and other documents filed by CFAC and GCM Grosvenor Inc. from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GCM Grosvenor and CFAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GCM Grosvenor nor CFAC gives any assurance that GCM Grosvenor will achieve its expectations.

Use of Projections

This press release contains reference to financial forecasts with respect to GCM Grosvenor’s projected financial results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of GCM Grosvenor or that actual results will not differ materially from those presented in the prospective financial information. Reference to the prospective financial information in this press release should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Additional Information and Where to Find It

This press release relates to a proposed transaction between GCM Grosvenor and CFAC. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. CFAC and GCM Grosvenor Inc. have filed a registration statement on Form S-4 that has been declared effective by the Securities and Exchange Commission and includes a joint proxy statement/prospectus. The proxy statement/prospectus has been sent to all CFAC stockholders as of October 8, 2020. CFAC and GCM Grosvenor Inc. also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CFAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFAC through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

CFAC and GCM Grosvenor Inc. and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CFAC’s stockholders in connection with the proposed transaction between CFAC and GCM Grosvenor. Information about CFAC’s directors and executive officers and their ownership of CFAC’s securities is set forth in the Form S-4 registration statement filed by GCM Grosvenor that includes a joint proxy statement/prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Use of Non-GAAP Financial Measures

This presentation includes projections of net incentive fees attributable to GCM Grosvenor, net fees attributable to GCM Grosvenor, adjusted pre-tax income, adjusted net income and adjusted EBITDA, non-GAAP financial measures. These non-GAAP measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP, and should not be considered as an alternative to revenue, net income, operating income or any other performance measures derived in accordance with GAAP.

Net incentive fees attributable to GCM Grosvenor represent incentive fees excluding (a) carried interest attributable to employees and former employees and (b) carried interest attributable to non-controlling interest holders. Net fees attributable to GCM Grosvenor represent total operating revenues excluding (a) reimbursement of expenses paid on behalf of GCM Grosvenor’s funds and affiliates, (b) carried interest attributable to employees and former employees and (c) carried interest attributable to non-controlling interest holders. Adjusted pre-tax net income represents net income attributable to GCM Grosvenor excluding (a) income taxes and (b) certain significant items that we believe are not indicative of our core performance. Adjusted net income represents adjusted pre-tax income minus income taxes. Adjusted EBITDA represents adjusted net income excluding (a) income taxes, (b) depreciation expense and (c) interest expense on our outstanding debt. Adjusted fee-related earnings represents adjusted EBITDA further adjusted to exclude incentive fees and related compensation in addition to other non-operating income, and includes depreciation expense.

GCM Grosvenor believes that these non-GAAP measures of financial results provide useful supplemental information to investors about GCM Grosvenor. GCM Grosvenor’s management uses these non-GAAP measures to evaluate GCM’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore GCM Grosvenor’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, GCM Grosvenor is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward looking non GAAP financial measures is included.

SOURCE: CF Finance Acquisition Corp., GCM Grosvenor

Media Contact
Karen Laureano-Rikardsen
klrikardsen@cantor.com
212-829-4975

Tom Johnson and Will Braun
Abernathy MacGregor
tbj@abmac.com / whb@abmac.com
212-371-5999

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